Exhibit 99.1

Goldcorp Reports First Quarter Results; Annual Guidance Reconfirmed

TSX: G NYSE: GG

(All amounts in $US unless stated otherwise)

VANCOUVER, April 30, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported sales1 of 827,500 gold ounces resulting in adjusted operating cash flow1,3 of $366 million for the first quarter of 2015, compared to adjusted operating cash flow of $281 million for the first quarter of 2014.  Adjusted quarterly revenues1 were $1.27 billion, generating adjusted net earnings1,2 of $12 million, or $0.01 per share, compared to adjusted net earnings of $209 million, or $0.26 per share, for the first quarter of 2014.  Reported net loss for the quarter was $87 million, or ($0.11) per share, compared to net earnings of $98 million, or $0.12 per share, for the first quarter of 2014.

First Quarter 2015 Highlights

•	Quarterly gold sales of 827,500 ounces; gold production[1] of 724,800 ounces.
•	Adjusted revenues of $1.27 billion.
•	All-in sustaining costs[1,4] of $885 per ounce.
•	Adjusted net earnings of $12 million, or $0.01 per share.
•	Adjusted operating cash flow of $366 million.
•	Dividends paid of $122 million.
•	Declared commercial production at Cerro Negro on January 1, 2015 and at Éléonore on April 1, 2015.
•	Completed acquisition of Probe Mines on March 13, 2015.
•	Completed sale of Wharf on February 20, 2015.
•	Minera Peñasquito reached a settlement agreement with Cerro Gordo Ejido.

"We are pleased to begin 2015 with strong cash flow performance," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "Our primary focus in 2015 is on safely executing our plans and forecasts. Delivering on those expectations, coupled with significantly lower capital spending compared to prior years, positions Goldcorp for a sustained period of strong cash flow.   This financial strength provides Goldcorp the flexibility to fund the next generation of growth projects.  Growing gold reserves is also a key priority in 2015, and positive exploration results at many of our operations, including Cerro Negro in Argentina and the HG Young discovery at Red Lake, support the potential for success in this objective."

Financial Review

First quarter gold sales were 827,500 ounces on production of 724,800 ounces, compared to sales of 684,000 ounces on production of 679,900 ounces in the first quarter of 2014. First quarter gold sales included 115,200 ounces produced at Cerro Negro in 2014.  Silver production totaled 8.5 million ounces compared to 9.6 million ounces in the prior year's first quarter.  All-in sustaining costs were $885 per ounce of gold in the first quarter of 2015 compared to $840 per ounce in the first quarter of 2014.

Adjusted revenues for the quarter totaled $1.27 billion and the reported net loss for the quarter was $87 million, or ($0.11) per share, compared to net earnings of $98 million, or $0.12 per share, for the first quarter of 2014. Adjusted net earnings for the first quarter totaled $12 million, or $0.01 per share, compared to $209 million, or $0.26 per share, for the first quarter of 2014.  The decrease in adjusted net earnings was a result of lower realized margin5 on gold sales, higher depreciation and depletion expense and a higher effective tax rate.  Adjusted net earnings for the first quarter of 2015 exclude the unrealized losses from the foreign exchange translation of deferred income tax assets and liabilities in the amount of $122 million, or $0.15 per share, unrealized losses on derivatives (net of tax) in the amount of $18 million, or $0.02 per share and the gain on the disposition of Wharf (net of tax) of $49 million, or $0.06 per share.  Adjusted net earnings include the impact of non-cash stock-based compensation expenses which amounted to approximately $15 million, or $0.02 per share, for the quarter.  Adjusted operating cash flow was $366 million, compared to $281 million for last year's first quarter.

Canada

At Éléonore in Quebec, first quarter gold production totaled 32,500 ounces.  Revenues from the sale of gold and mine operating costs will be recognized in the consolidated statement of earnings effective April 1, 2015, the date commercial production was declared.   Gold production for the first quarter was impacted by a ramp-up issue related to the tailings filter press system.  The process plant was also shut down for 13 days in March to repair ice damage to equipment and ensure compliance with water effluent standards.  Both issues were successfully resolved during the quarter and did not affect mine development activities which continued to progress.  Mining of ore took place from two of the four main production horizons during the quarter, with the ore stockpile on surface increasing to 335,000 tonnes at the end of the first quarter. Scoop and rock breaker tele-remote operations training is now underway and continues to progress.

In addition, work to date has demonstrated that the Éléonore Crown Pillar can be mined earlier than anticipated to further enhance the production profile and return on capital employed.  A pre-feasibility study is underway  Major activities include trade-off studies between pit/underground mining, determining the dike location, permitting and stakeholder engagement efforts.  The completion of the pre-feasibility study is expected by the end of 2015.

At Red Lake in Ontario, gold production for the first quarter was 107,400 ounces at an all-in sustaining cost of $799 per ounce.   Higher mined grades were offset by lower tonnage from the Campbell Complex where remnant mining is being phased out during 2015.  Exploration efforts remain focused on the HG Young discovery.  Rehabilitation of nearby underground headings in the Campbell Complex has been completed, enabling further mine development and drilling to commence from underground.  Drilling also continued during the first quarter of 2015 on a number of other underground exploration projects at Red Lake including the High Grade Zone.

At the Cochenour project at Red Lake, the development decline was 82% complete at the end of the first quarter.  Processing of mill feed from the first stopes at Cochenour remains on track for the third quarter of 2015.  Exploration drilling continues to ramp up with twelve drills on site and results to date are consistent with expectations. Drilling commenced in the upper levels during the first quarter with two drills operating and several more platforms ready for new drills.  Drilling is expected to commence in the second quarter in the hanging wall of the deposit to assess the deeper portions of the Cochenour deposit.

At Porcupine in Ontario, gold production for the first quarter was 56,000 ounces at an all-in sustaining cost of $1,175 per ounce.   Production decreased over the prior quarter due to lower grades and lower tonnage, primarily due to cold weather conditions which impacted stockpile and mill operations.  The Hoyle Deep project continued to progress successfully toward expected completion in the first quarter of 2016.  Over-burden and pre-stripping activities continued at the Hollinger project with approximately 1.3 million tonnes on the Environmental Control Berm at the end of the quarter.  Upon expected completion of the berm in the third quarter of 2015, mining operations are expected to commence 24 hours a day.  The closing of the Probe Mines acquisition and its primary asset the Borden Gold project in mid-March is expected to provide a new source of low-cost, high quality gold production for Porcupine, thereby leveraging the important investments already made in people, infrastructure and stakeholder partnerships.

Latin America

At Peñasquito in Mexico, gold production totaled 155,600 ounces for the quarter at an all-in sustaining cost of $702 per ounce.  Strong production compared to the prior quarter was driven by higher sulphide grades as substantial mining took place in the heart of the deposit in Phase 5C and the bottom of Phase 4.  All-in sustaining costs decreased over the prior quarter primarily as a result of increased gold production and lower sustaining capital expenditures.  Production at Peñasquito is expected to accelerate consistent with expected higher grades in the mine plan.

Construction of the Northern Well Field ("NWF") project continued to progress during the quarter.  Negotiations are ongoing to secure surface rights to complete the final connection of the pipeline and further delays in obtaining surface access rights have the potential to delay the overall completion of the pipeline.  The Company continues to pursue an equitable resolution and evaluate mitigation strategies.  Contingency plans remain in place for a fresh water supply to Peñasquito until the NWF is fully operational.

The Metallurgical Enhancement Project ("MEP") continues to demonstrate the potential to enhance the overall economics and mine life of Peñasquito. Consisting of the Concentrate Enrichment Process and Pyrite Leach projects, the MEP feasibility study is underway as part of larger Peñasquito mine and district optimization efforts, with completion of the study expected in early 2016.

At the Camino Rojo project located approximately 50 kilometres from Peñasquito, ongoing pre-feasibility study work is focused on the evaluation of Camino Rojo as a supplemental source of transitional and sulphide feed to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach facility.  This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo. The pre-feasibility study is expected to be completed in 2016.

Gold production at Los Filos in the first quarter of 2015 totaled 60,700 ounces.  Higher stripping activity at a new phase of the Los Filos pit and an optimization of leaching operations that include higher cut-off grades to the leach pad resulted in lower ore processed.  All-in sustaining costs for the quarter increased to $1,164 per ounce, due primarily to higher sustaining capital expenditures, higher operating costs and lower gold production.  A new life-of-mine plan to maximize return on investment is advancing and is expected to be completed by the end of the year.  The exploration program continues to focus on in-fill drilling and converting the inferred mineral resources into measured and indicated resources at El Bermejal north and the underground mine.

At Cerro Negro in Argentina, first quarter gold production totaled 92,600 ounces.  Gold sales during the quarter totaled 160,500 ounces at an all-in sustaining cost of $704 per ounce.  Gold sales during the quarter exceeded production by 67,900 ounces due to 115,200 gold ounces produced in 2014 which were sold in the first quarter of 2015.  Commercial production was declared on January 1, 2015 and permanent power from the national grid was achieved on February 2, 2015.  Mine ramp-up continued during the first quarter as planned at the Eureka and Mariana Central mines.  The first production stope at Mariana Central was successfully mined with a further two stopes in production at the end of the quarter.  Mine production rates are increasing, consistent with the arrival of additional underground mobile equipment and more miners completing training programs.  The planned development sequencing will result in a ramp-up of Cerro Negro's remaining capital expenditures over the balance of 2015.  Average mill throughput for March increased to 3,560 tonnes per day.  Exploration in the first quarter focused on surface resource confirmation drilling. The current drilling program is intended to support future mine expansions at the Marianas Complex and to expand the resource at Bajo Negro and Vein Zone.

At the Pueblo Viejo joint venture in the Dominican Republic, Goldcorp's share of first quarter gold production totaled 90,000 ounces at an all-in sustaining cost of $573 per ounce.  Gold production decreased over the prior quarter due to lower head grades and lower recoveries.  Gold and silver head grades were lower as a result of processing lower grade ore from stockpiles.

2015 Guidance Outlook

The Company today reconfirmed 2015 production guidance of between 3.3 and 3.6 million gold ounces at all-in sustaining costs of between $875 and $950 per gold ounce, driven primarily by new contributions from Cerro Negro and Éléonore. Gold production is expected to increase over the course of 2015 as mining continues into the higher-grade portions of the Peñasco pit at Peñasquito and as both Cerro Negro and Éléonore ramp-up through the year.  Capital spending guidance remains unchanged at between $1.2 billion and $1.4 billion for 2015.  Depreciation, depletion, and amortization expense ("DDA") is expected to be approximately $390 per gold ounce sold with DDA per ounce higher in the first quarter of 2015 at $444 per ounce but declining over the remainder of the year.  Excluding the impacts of foreign exchange on deferred tax assets and liabilities, the Company now expects an annual effective tax rate of 45% in 2015 on adjusted net earnings, with an expected 39% effective tax rate for each of the second, third and fourth quarters.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in stable jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's first quarter 2015 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on April 30, 2015 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-340-2216 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until May 30, 2015 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 4738860.  A live and archived audio webcast will also be available at www.goldcorp.com.

(1)	The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Attributable performance measures include the Company's mining operations, including its discontinued operation, and projects, and the Company's share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to note 5 of the Q1 2015 Financial Statements for a reconciliation of adjusted revenues to reported revenues.

(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 38 of the Q1 2015 MD&A for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 of the Q1 2015 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4)	For 2014, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 37 of the Q1 2015 MD&A for a reconciliation of all-in sustaining costs.

(5)	Margin is a non-GAAP performance measure, defined as either revenues less production costs, revenues less production costs expressed as a percentage of revenues, or realized gold price per ounce less by-product cash costs per ounce. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended
		March 31
Goldcorp's share (1)		2015		2014
Revenues		1,270		1,228
Gold produced (ounces)		724,800		679,900
Gold sold (ounces)		827,500		684,000
Silver produced (ounces)		8,519,900		9,581,400
Silver sold (ounces)		10,542,800		9,197,700
Copper produced (thousands of pounds)		9,200		21,500
Copper sold (thousands of pounds)		15,000		32,100
Lead produced (thousands of pounds)		36,700		49,500
Lead sold (thousands of pounds)		39,500		45,300
Zinc produced (thousands of pounds)		82,500		87,900
Zinc sold (thousands of pounds)		82,600		90,100
Average realized gold price (per ounce)		$1,217		$1,297
Average London spot gold price (per ounce)		$1,219		$1,294
Average realized silver price (per ounce)		$15.30		$17.61
Average London spot silver price (per ounce)		$16.72		$20.48
Average realized copper price (per pound)		$2.45		$3.09
Average London spot copper price (per pound)		$2.64		$3.19
Average realized lead price (per pound)		$0.81		$0.91
Average London spot lead price (per pound)		$0.82		$0.95
Average realized zinc price (per pound)		$0.91		$0.90
Average London spot zinc price (per pound)		$0.94		$0.92
Total cash costs – by-product (per gold ounce)		$585		$507
Total cash costs – co-product (per gold ounce)		$670		$673
All-in sustaining costs (per gold ounce)		$885		$840
Production Data:
Red Lake mines:	Tonnes of ore milled	133,700		175,100
	Average mill head grade (grams per tonne)	26.04		16.66
	Gold ounces produced	107,400		95,000
	Total cash costs – by-product (per ounce)	$494		$625
	All-in sustaining costs (per ounce)	$799		$954
Porcupine mines:	Tonnes of ore milled	761,100		867,700
	Average mill head grade (grams per tonne)	2.65		2.60
	Gold ounces produced	56,000		66,500
	Total cash costs – by-product (per ounce)	$874		$701
	All-in sustaining costs (per ounce)	$1,175		$945
Musselwhite mine:	Tonnes of ore milled	270,500		332,200
	Average mill head grade (grams per tonne)	6.71		7.30
	Gold ounces produced	57,200		74,900
	Total cash costs – by-product (per ounce)	$759		$643
	All-in sustaining costs (per ounce)	$956		$787
Peñasquito mines:	Tonnes of ore mined	10,011,200		11,146,600
	Tonnes of waste removed	33,056,900		33,628,000
	Tonnes of ore milled	9,531,900		9,220,400
	Average head grade (grams per tonne) – gold	0.81		0.59
	Average head grade (grams per tonne) – silver	24.65		32.92
	Average head grade (%) – lead	0.27		0.33
	Average head grade (%) – zinc	0.61		0.63
	Gold ounces produced	155,600		129,800
	Silver ounces produced	5,095,400		7,396,300
	Lead (thousands of pounds) produced	36,700		49,500
	Zinc (thousands of pounds) produced	82,500		87,900
	Total cash costs – by-product (per ounce)	$457		$179
	Total cash costs – co-product (per ounce of gold)	$681		$707
	All-in sustaining costs (per ounce)	$702		$371
Los Filos mine:	Tonnes of ore mined	4,505,900		6,877,700
	Tonnes of waste removed	11,487,000		10,156,600
	Tonnes of ore processed	4,474,500		6,834,300
	Average grade processed (grams per tonne)	0.58		0.72
	Gold ounces produced	60,700		80,000
	Total cash costs – by-product (per ounce)	$891		$638
	All-in sustaining costs (per ounce)	$1,164		$805
Marlin mine:	Tonnes of ore milled	346,300		472,700
	Average mill head grade (grams per tonne) – gold	4.24		3.15
	Average mill head grade (grams per tonne) – silver	172		132
	Gold ounces produced	45,300		45,300
	Silver ounces produced	1,729,500		1,836,000
	Total cash costs – by-product (per ounce)	$435		$277
	Total cash costs – co-product (per ounce)	$685		$658
	All-in sustaining costs (per ounce)	$1,011		$809
Cerro Negro mines:	Tonnes of ore milled	281,200		—
	Average mill head grade (grams per tonne) – gold	11.64		—
	Average mill head grade (grams per tonne) – silver	207.4		—
	Gold ounces produced	92,600		—
	Silver ounces produced	1,501,100		—
	Total cash costs – by-product (per ounce)	$603		$—
	Total cash costs – co-product (per ounce)	$691		$—
	All-in sustaining costs (per ounce)	$704		$—
Alumbrera mine (37.5% share):	Tonnes of ore mined	3,616,200		1,409,200
	Tonnes of waste removed	3,232,000		4,504,600
	Tonnes of ore milled	3,220,500		3,324,400
	Average mill head grade (grams per tonne) – gold	0.24		0.42
	Average mill head grade (%) – copper	0.19		0.39
	Gold ounces produced	16,100		30,300
	Copper (thousands of pounds) produced	9,200		21,500
	Total cash costs – by-product (per gold ounce)	$751		$106
	Total cash costs – co-product (per gold ounce)	$814		$784
	All-in sustaining costs (per gold ounce)	$971		$433
Pueblo Viejo mine (40% share):	Tonnes of ore mined	705,200		2,541,800
	Tonnes of waste removed	2,323,800		867,000
	Tonnes of ore processed	744,300		653,900
	Average grade (grams per tonne) – gold	4.30		5.52
	Average grade (grams per tonne) – silver	31.5		29.0
	Gold ounces produced	90,000		106,200
	Silver ounces produced	193,900		349,100
	Total cash costs – by-product (per gold ounce)	$465		$493
	Total cash costs – co-product (per gold ounce)	$498		$532
	All-in sustaining costs (per gold ounce)	$573		$628

Financial Data (including discontinued operation):
Cash flows from operating activities		$58		$273
Adjusted operating cash flows (Goldcorp's share) (2)		$366		$281
Adjusted operating cash flows per share (2)		$0.45		$0.35
Net (loss) earnings		$(87)		$98
Net (loss) earnings per share – basic		$(0.11)		$0.12
Adjusted net earnings (3)		$12		$209
Adjusted net earnings per share – basic (3)		$0.01		$0.26
Weighted average shares outstanding (000's)		816,909		812,570
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended March 31
	2015		2014
Revenues	$1,017		$878
Mine operating costs
Production costs	(620)		(487)
Depreciation and depletion	(322)		(169)
	(942)		(656)
Earnings from mine operations	75		222
Exploration and evaluation costs	(14)		(11)
Share of net earnings of associates	35		56
Corporate administration	(55)		(66)
Earnings from operations and associates	41		201
Losses on securities, net	(2)		(1)
Losses on derivatives, net	(42)		(3)
Gain on disposition of mining interests, net	—		18
Finance costs	(27)		(16)
Other income (expenses)	20		(21)
(Loss) earnings from continuing operations before taxes	(10)		178
Income tax expense	(129)		(89)
Net (loss) earnings from continuing operations	(139)		89
Net earnings from discontinued operations	52		9
Net (loss) earnings	$(87)		$98
Net (loss) earnings per share from continuing operations
Basic	$(0.17)		$0.11
Diluted	(0.17)		0.11
Net (loss) earnings per share
Basic	$(0.11)		$0.12
Diluted	(0.11)		0.12

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended March 31
	2015	2014
Net (loss) earnings	$(87)	$98
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Mark-to-market gains on available-for-sale securities	1	4
Reclassification adjustment for available-for-sale securities impairment losses included in net (loss) earnings	3	1
Reclassification adjustment for realized gains on disposition of available-for- sale securities recognized in net (loss) earnings	(1)	—
Reclassification of Probe mark-to-market gains on acquisition	(3)	—
	—	5
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans	(2)	(2)
Total other comprehensive (loss) income, net of tax	(2)	3
Total comprehensive (loss) income	$(89)	$101
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended March 31
	2015	2014
Operating activities
Net (loss) earnings from continuing operations	$(139)	$89
Adjustments for:
Dividends from associates	3	34
Reclamation expenditures	(14)	(3)
Items not affecting cash:
Depreciation and depletion	322	169
Share of net earnings of associates	(35)	(56)
Share-based compensation	15	24
Losses on securities, net	2	1
Unrealized loss (gains) on derivatives, net	26	(2)
Gain on disposition of mining interests, net	—	(18)
Revision of estimates and accretion of reclamation and closure cost obligations	28	7
Deferred income tax expense (recovery)	75	(46)
Other	(12)	22
Change in working capital	(220)	42
Net cash provided by operating activities of continuing operations	51	263
Net cash provided by operating activities of discontinued operations	7	10
Investing activities
Acquisition of mining property, net of cash acquired	(39)	—
Expenditures on mining interests	(380)	(465)
Deposits on mining interests expenditures	(13)	(28)
Proceeds from disposition of mining interest, net of transaction costs	—	193
Interest paid	(30)	(26)
Purchases of money market investments and available-for-sale securities	(9)	(44)
Proceeds from maturities and sales of money market investments and available- for-sale securities	8	—
Other	—	(2)
Net cash used in investing activities of continuing operations	(463)	(372)
Net cash provided by (used in) investing activities of discontinued operations	100)	(3)
Financing activities
Debt repayments	(3)	—
Draw down of credit facility, net of repayments	300	600
Dividends paid to shareholders	(122)	(122)
Common shares issued	13	—
Net cash provided by financing activities of continuing operations	188	478
Effect of exchange rate changes on cash and cash equivalents	—	—
(Decrease) increase in cash and cash equivalents	(117)	376
Cash and cash equivalents, beginning of the period	482	625
Cash and cash equivalents, end of the period	$365	$1,001

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At March 31 2015	At December 31 2014
Assets
Current assets
Cash and cash equivalents	$365	$482
Money market investments	55	53
Accounts receivable	530	394
Inventories	726	772
Income taxes receivable	212	207
Assets held for sale	—	81
Other	127	158
	2,015	2,147
Mining interests
Owned by subsidiaries	22,745	22,458
Investments in associates	2,121	2,087
	24,866	24,545
Goodwill	479	479
Investments in securities	25	43
Deposits on mining interests expenditures	16	32
Deferred income taxes	24	26
Inventories	254	249
Other	333	345
Total assets	$28,012	$27,866
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$778	$1,039
Income taxes payable	38	45
Debt	218	150
Liabilities relating to assets held for sale	—	55
Other	150	167
	1,184	1,456
Deferred income taxes	5,024	4,959
Debt	3,670	3,442
Provisions	687	671
Income taxes payable	89	80
Other	100	83
Total liabilities	10,754	10,691
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,555	17,261
Accumulated other comprehensive loss	(7)	(5)
Deficit	(505)	(296)
	17,043	16,960
Non-controlling interest	215	215
Total equity	17,258	17,175
Total liabilities and equity	$28,012	$27,866

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:00e 30-APR-15